UNIVERSAL DETECTION TECHNOLOGY
340 NORTH CAMDEN DRIVE, SUITE 302
BEVERLY HILLS, CALIFORNIA 90210

October 21, 2010

Via Electronic Transmission on EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, D.C. 20549

Attention:	Mr. Kevin Vaughn, Accounting Branch Chief Ms. Tara L. Harkins

Re:	Universal Detection Technology Comments of the Staff of the Securities and Exchange Commission dated October 6, 2010

Dear Mr. Vaughn and Ms. Harkins:

We have reviewed the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") (Accounting Branch) dated October 6, 2010, with respect to the following annual and periodic reports of Universal Detection Technology (the "Registrant" or the "Company"): the Form 10-K for the Fiscal Year Ended December 31, 2009 filed with the Commission on April 15, 2010, the Form 10-Q filed with the Commission for the Fiscal Quarter Ended March 31, 2010, and the Form 10-Q filed with the Commission for the Fiscal Quarter Ended June 30, 2010.  At your request, and for the convenience of the Staff, we have retyped the Staff's comments from your October 6, 2010 letter below for ease of reference in reviewing our responses.

Accordingly, we respectfully submit the following responses to Staff's comments:

Staff Comments No. 1 & 2:

Form 10-K for the Year Ended December 31, 2009
Item 9A(T). Controls and Procedures, page 31.
(a) Management's Annual Report on Internal Control Over Financial Reporting, page 31

1.
We note that you are presenting a consolidated report that discusses your evaluation and conclusion relating to disclosure controls and procedures and internal controls over financial reporting. We note similar disclosures within your March 31, 20 10 Form 10-Q. Please note that "disclosure controls and procedures” and "internal controls over financial reporting” have different meanings in Rules 13a-15(e) and 13a-15(f) of the Exchange Act. Further, each of your '"disclosure controls and procedures" and "internal controls and procedures" requires distinct evaluations and disclosures. In this regard, your current disclosure regarding your conclusions may be confusing as it appears to combine disclosure controls and procedures and internal controls over financial reporting. Please revise your disclosure in future filings, including any amendment to this filing, to provideseparate disclosures addressing your conclusions for each of your disclosure controls and procedures based on Item 307 of Regulation S-K and your internal controls over financial reporting based on Item 308(T) of Regulation S-K.

2.
Notwithstanding the comment issued above, it appears that some of your disclosures were carried forward from the prior year and were not updated. For instance, we note from your disclosures within the sixth and seventh paragraphs under this heading that you assessed the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as ofDecember 31, 2008 rather than as of December 31, 2009. Please revise future filings, including any amendment to this filing, to clearly disclose that you are evaluating and disclosing management's conclusion on the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of the appropriate date, which in this circumstance would be December 31, 2009. Refer to the guidance in Item 307 and Item 308(T) of Regulation S-K.

Company Response:

The Company submits the following response to Comments 1 and 2 above.

The Company has reviewed the 10-K and 10-Q disclosure sections which are the subject of the Comments. The Company agrees that the combined disclosure may be confusing to the reader. In addition the Company has determined that updated disclosure should be provided. Accordingly, the Company will be re-filing the 10-K as a form 10-K/A in accordance with Staff's Comment No. 4, below, and in such filing will restate Item 9(A)(T) in its entirety as follows:

 "DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Management, including our Chief Executive Officer ("CEO"), who is also our acting Chief Financial Officer ("CFO"), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to filing the Company's Annual Report on Form 10-K for the period ended December 31, 2009. For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on such evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded that, as of the end of such period, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are not effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company's principal  executive and principal financial officers and effected by the company's board of directors, management and other personnel, to  provide reasonable assurance regarding the reliability of financial  reporting and the preparation of financial statements for external  purposes in accordance with accounting principles generally accepted in the United  States of America and includes those policies and procedures that:

     *    Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

     *    Provide reasonable assurance that transactions are recorded  as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

     *    Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of December 31, 2009 Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such  assessments. Based on that evaluation,  they concluded that, during the period covered by this report, such  internal controls and  procedures were not effective to control deficiencies that constituted material weaknesses.  This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affect our internal controls and that may be considered to be a material weakness. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statements will not be prevented or detected on a timely basis.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board included the lack of a functioning audit committee resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures. In addition to the company's lack of a functioning audit committee, our Chief Executive Officer and Acting Chief Financial Officer identified a lack of sufficient internal accounting and book keeping staff and accountability. Because of the company's severe cash constraints, there are no employees or contractors dedicated solely to the functions of book keeping or accounting.  In addition, the company's current personnel lack sufficient skills, training and experience in the review process in order to ensure the complete and proper application of generally accepted accounting principles. Moreover, commencing in January 2010, during the preparation of the company's annual audited financial statements, there was a turn-over in staff, causing yet more lack of consistency in processing and verifying entries in the company's financial recording system.  In addition, the company can only afford to retain its outside accountants to review the books and records of the company on a quarterly basis and in connection with the annual audit of financial statements, whereas more timely and increased periodic reviews would be beneficial to the company's internal controls and procedures pending development of an internal accounting staff. These material weaknesses were identified by our Chief Executive Officer and Acting Chief Financial Officer in connection with the review of our financial statements as of December 31, 2009.

In addition, Management has identified the following internal control deficiencies:

•	We did not have formal policies governing accounting transactions and financial reporting processes;

•	We did not have a consistent process involving the entry of transactions into the company's financial recordation system by dedicated personnel;

•
We did not perform adequate oversight by management of certain accounting functions of our employees and maintained inadequate documentation of management review and approval of accounting transactions and financial reporting processes.

Management is in the process of developing and implementing remediation plans to address its material weaknesses. Management has identified specific remedial actions to address the material weaknesses described above:

•
Augment existing company resources with additional consultants or employees to improve the recording of accounting transactions. The company plans to hire additional personnel once the company has achieved further commercialization of its products and is generating more revenue, or has raised significant additional working capital;

•	Improve oversight by management by creating a system of periodic and monthly reviews of financial transactions and the recordation of transactions into the company's financial recordation system;

•
Designate and create an audit committee on the company's board of directors composed of independent directors and adopt a committee charter delineating the committees duties with      respect to the review and oversight of the company's financial statements, auditors and audit process; and

•
Retain the services of the company's outside accountants for periodic and intermittent review of the company's financial data outside of the quarterly and annual procedures for the preparation of quarterly and annual reports and financial statements, upon the company obtaining capital or generating additional revenue.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting.   Management's report was not subject to attestation by the company's  registered  public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only the management's report in this annual report.

Changes in Internal Controls Over Financial Reporting

There was no change in the company’s internal control over financial reporting that occurred during the company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. "

In addition to the foregoing proposed Item 9 disclosure, the Company shall in all future annual and periodic filings to be made with the Commission continue to clarify the disclosures regarding disclosure controls and procedures and internal controls over financial reporting.

Staff Comment No. 3:

(b) Changes in Control Over Financial Reporting, page 32.

3.
We note your disclosure that "the changes noted above, are the only changes". However, we do not see where you discuss any changes to your internal controls over financial reporting in the section above. Please revise future filings, including any amendment to this filing, to provide the disclosures required by Item 308T(b) of Regulation S-K.

Company Response:

As discussed in Response to Comment Nos. 1 and 2, the Company is updating and restating the disclosures under Item 9(A)(T) in the amended Form 10-K to be filed with the Commission.

Staff Comment No. 4:

Exhibit 31

4.
We note that your certification is not in the exact form prescribed by Item 601 (b )(31) of Regulation S-K. Please file an amendment to this Form 10-K that includes the entire filing together with corrected certification(s) that conform to the requirements of Item 601(b)(31) of Regulation S-K.

Company Response:

The Company will submit Exhibit 31 with the amended Form 10-K to conform in its entirety to Item 601(b)(31) of Regulation S-K, and provides for Staff's convenience a copy of the proposed text of the Exhibit, as follows:

"I, Jacques Tizabi, certify that:

1.	I have reviewed this Annual Report of Universal Detection Technology;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of this disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrants’ most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have significant role in the registrant’s internal control over financial reporting.

_______________
Jacques Tizabi
Chief Executive Officer and Acting Chief Financial Officer
Dated: ___________"

Staff Comment No. 5:

Form 10-Q for the Quarter Ended March 31, 2010

5.
We note from your December 31, 2009 Form 10-K that you disclosed management's conclusion on the effectiveness of its internal controls over financial reporting as of December 31, 2009 pursuant to Item 308(T) of regulation S-K. We further note here that you disclose management's conclusion on the effectiveness of its internal controls over financial reporting as of March 31, 2010. Item 308(T) of regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure. Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of March 31, 2010.

Company Response:

The Company did not perform a quarterly assessment and the disclosure was made in error. The Company will undertake to file an amended Form 10-Q to correct this disclosure.

Staff Comment No. 6:

Exhibit 31

6.
We note here that within your June 30, 2010 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. For instance, we note throughout the certifications that you refer to the "small business issuer" rather than the "registrant.” We also note that you made modifications to paragraph 4(d). Please revise your certifications in future filings to conform to the exact wording required by Item 601 (b)(31) of Regulation S-K.

Company Response:

As discussed in Company's response to Comment No. 4, the Company is filing a new Exhibit 31 with the amended Form 10-K to be filed with the Commission. In addition, the Company will, in all future filings, conform Exhibit 31 to the form and content required by Item 601(b)(31) of Regulation S-K.

Staff Comment No. 7:

Form 10-Q for the Quarter Ended June 30,2010
Item 4. Controls and Procedures, page 23

7.
We note your disclosure that you have identified material weaknesses in your disclosure controls and procedures as of June 30, 2010. Please revise your future filings to disclose the nature of the material weaknesses identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

Company Response:

The Company will, in all future filings, update the disclosure to include the specific steps, if any, the Company has (or will) take in the future to remediate the material weaknesses identified and disclosed by the Company. Such disclosures will be updated in the amended Form 10-K to be filed with the Commission in response to Staff Comments Nos. 1 and 2.

In addition to the foregoing responses, the Company submits the following statements and acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

You may contact Mr. Jacques Tizabi at 310-248-3655, or counsel to the Company, Jennifer A. Post, Esq. at 310-300-0887 if you have further comments or questions regarding these responses.

Sincerely,

/s/ Jacques Tizabi
Jacques Tizabi
Chief Executive Officer